

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Nelli Galeeva
Deputy Chief Executive Officer for Finance
Mechel PAO
Krasnoarmeyskaya Street 1
Moscow 125167
Russian Federation

> **Re: Mechel PAO**
> **Form 20-F for the Year Ended December 31, 2021**
> **Response Dated November 1, 2022**
> **File No. 1-32328**

Dear Nelli Galeeva:

We have reviewed your November 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Mining Segment, page 68

1. We note your response to comment 1 stating your coal and iron ore mines are material to your company. Please amend your filing and include a statement indicating those mines that are material to your company.

Mineral Resources, page 87

2. We note your response to comment 2 along with your summary of your resources exclusive of reserves and your point of reference. Please amend your filing and exhibits to restate your resources exclusive of reserves and state a point of reference for your resource tonnage, such as in-situ or in-place, Run-of-Mine (ROM), Mill Feed, or Clean

   Coal as is appropriate to your resource disclosure.

3. We note your response to comment 3 indicating the Uvatskoye and Pugachev quarries are not material. Summary disclosure requires resource and reserve disclosure for all properties, material and otherwise. Please amend your filing and report your resources and reserves for your Uvatskoye quarry. In addition, please provide an explanation regarding the Pugachevsky non-compliant resources and reserves.

<u>Mineral Resources, page 89</u>

4. We note your response to comment 4, disclosing the cut-off grades for your iron ore assets. Please amend your resource and reserve disclosure in your filing and exhibits to report your iron ore cutoff grades, the expected metallurgical recovery, and the assumed operating costs used to calculate these cutoff grades.

<u>Disclosure Controls and Procedures, page 223</u>

5. In light of the revisions to disclosures in your filing and related technical reports to comply with Item 1300 of Regulation S-K, please re-assess your conclusion that your disclosure controls and procedures were effective as of December 31, 2021.

<u>Exhibits 15.1, 15.2, 15.3, and 15.4</u>
<u>Location and Access, page ES-1</u>

6. We note your response to comment 12 stating your enclosed maps contain the required information. Please amend your exhibits' text to include each properties location using a common coordinate system, such as latitude/longitude, and include the appropriate maps with labeled coordinate lines.

<u>Exhibits 15.1, 15.2, 15.3, and 15.4</u>
<u>Geology Local, page ES-2</u>

7. We note your response to comment 13 stating your enclosed cross-sections and stratigraphic columns contain the required information. Please amend your exhibits to ensure the representative cross-sections and stratigraphic columns for each of your mines is included in the appropriate technical report.

<u>Exhibits 15.1, 15.2, 15.3, and 15.4</u>
<u>Exploration and Drilling, page ES-3</u>

8. We note your response to comment 14 stating your plan maps with drillhole locations contain the required information. Please amend your exhibits to ensure the plan maps with drillhole locations for each of your mines is included in the appropriate technical report. Please include coordinate lines and labels.

<u>Exhibits 15.1, 15.2, 15.3, and 15.4</u>
<u>Sampling and Analytical Test work, page ES-4</u>

9. We note your response to comment 15 stating the sampling sections of your technical reports disclose sampling information and that you have also provided information regarding sampling for the Sivaglinskoye iron ore deposit. We re-issue comment 15. Please amend your exhibits to describe your methods of sample collection and sample preparation prior to analysis for your exploration programs. Please provide the Qualified Persons' Opinion on your sample collection, sample preparation, sample security, and your Quality Assurance (QA), and Quality Control (QC) for your sampling programs.

Exhibits 15.1, 15.2, 15.3, and 15.4
Geological Data and Verification, page ES-5

10. We note your response to comment 16 regarding the data verification procedures along with the Qualified Persons' Opinion for the Yakutugol Holding Company, Southern Kuzbass Coal Company, and Korshunov Mining Plant. The information you have provided appears to more appropriately address comment 17 (Metallurgical Testing for exploration samples) rather than the audit/review of the analytical and location information followed by the construction of the drillhole database. We re-issue comment 16. Please amend your exhibits to provide a description of your data verification procedures and include the Qualified Persons' Opinion regarding these data verification procedures.

Exhibits 15.1, 15.2, 15.3, and 15.4
Mineral Processing and Testing, page ES-6

11. We note your response to comment 17 indicating the Yakutugol Holding Company, Southern Kuzbass Coal Company, and Korshunov Mining Plant do not conduct metallurgical testing and you have included the procedures used to assess your operation's metallurgical controls. As noted in the previous comment, the information you provided for comment 16 appears to address this comment (Metallurgical Testing for exploration samples) rather than data verification. Please amend your exhibits, combining your responses to comments 16 and 17, providing a description of your metallurgical testing for your exploration samples and sample assessment for your plant's operational control. In addition, please include the Qualified Persons' Opinion regarding this metallurgical testing.

Exhibits 15.1, 15.2, 15.3, and 15.4 A
Resource Estimation, page ES-7

12. We note your response to comment 18, providing a summary of your resources excluding reserves. Please amend your exhibits, restating your resources exclusive of reserves, disclosing all assumptions, cutoff grades, commodity prices, and metallurgical recoveries used to estimate your resources as footnotes to your resource tables, and include the Qualified Persons' opinion regarding the resource estimate.

Exhibits 15.1, 15.2, 15.3, and 15.4 A
Reserves Estimation, page ES-8

13.   We note your response to comment 19 indicating the assumptions and forecasts were valid as of the date of the report. Please amend your exhibits, stating your assumptions, the cutoff grade, commodity price, metallurgical recovery and other modifying factors used to estimate your reserves. In addition, provide the Qualified Persons' opinion on how the mineral reserve estimates could be materially affected by risk factors associated with or changes to any aspect of the modifying factors.

Exhibits 15.1, 15.2, 15.3, and 15.4 A
Mining Operations, page ES-9

14.   We note your response to comment 20 stating your Qualified Persons' opinion regarding the company's plans for production and sales. Please amend your exhibits to state your Qualified Persons' opinion in the appropriate section of your technical reports.

Exhibits 15.1, 15.2, 15.3, and 15.4 A
Sales and Marketing, page ES-10

15.   We note your response to comment 21 indicating your forecast prices and specifications. Please amend your exhibits, stating your sources/authors and dates for your forecast prices and provide the specifications for your major products in the marketing section.

Exhibits 15.1, 15.2, 15.3, and 15.4 A
Costs, page ES-11

16.   We note your response to comment 22 stating the process you used to estimate your operating and capital costs. Please amend your exhibits to state your methodology for preparing your cost estimates, and provide an estimate of the accuracy of your capital & operating cost estimates or state separately, the operating cost and capital costs are sufficiently accurate to prepare a preliminary feasibility study.

Exhibits 15.1, 15.2, 15.3, and 15.4 A
Economic Analysis, page ES-12

17.   We note your response to comment 23, describing some of the assumptions for your cash flow tables. Please amend your exhibits to include your assumptions and annual cash flow for each year with rows for production, salable product quantities, revenues, major cost centers, taxes, royalties, capital, and final closure costs and net after tax cash flow.

Exhibits 15.1, 15.2, 15.3, and 15.4 B
Methodology and Assumptions, page ES-13

18.   We note your response to comment 24, stating your Qualified Person has given and not withdrawn its written consent. Disclaimers are not permitted. Please amend your exhibits

to remove all disclaimers from your filing.

You may contact Ken Schuler at (202) 551-3718 or Craig Arakawa at (202) 551-3650 with any mining related questions. You may contact Mindy Hooker at (202) 551-2732 or Anne McConnell at (202) 551-3709 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing